Exhibit 4(c)(28)

Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

RUSSELL 2000

6-YEAR

10% BUFFER WITH UPSIDE PARTICIPATION RATE

INDEXED STRATEGY

Crediting Strategy Endorsement

Index Loss Subject to a 10% Buffer for Each Term

Index Gain Subject to an Upside Participation Rate for Each Term

Limited Availability

This Strategy is only available for Terms that begin before the end of the first Contract Year.

Term

Each Term for this Strategy is six years long.

Gain or Loss

Each day, the value of the Strategy includes the Gain or Loss for the Term.

Gain or Loss is calculated on the remaining investment base for the Term. For this purpose, the investment base is equal to:

1)	the amount applied to this Strategy at the start of the Term; minus

2)	amounts used to pay for each withdrawal or charge that is taken from this Strategy during the Term.

Gain or Loss at the End of a Term

After the final Market Close of a Term, any Gain or Loss is determined based on the increase or decrease in the Russell 2000® Index since the start of the Term. This increase or decrease is expressed as a percentage of the value of the Russell 2000 Index at the start of the Term. It is measured from the value of the index at the last Market Close on or before the first day of the Term to the value of the index at the final Market Close of the Term. The value of the index is the standard industry value of the Russell 2000 Index.

Any Gain for the Term is subject to the Upside Participation Rate. Any Loss for the Term is subject to the Buffer.

Gain or Loss before the End of a Term

Before the final Market Close of a Term, any Gain or Loss for that Term is a percentage equal to:

1)	the net option value for the Strategy as of the most recent Market Close of the Term; minus

2)	the amortized option cost as of the most recent Market Close of the Term; and minus

3)	Trading Cost.

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The net option value as of a Market Close is a percentage equal to:

1)	the value of the ATM Call Option calculated for the Market Close, multiplied by the Upside Participation Rate; minus

2)	the value of the OTM Put Option calculated for the Market Close.

The amortized option cost is a percentage equal to:

1)	the net option value for the Strategy calculated for the beginning of the Term; multiplied by

2)	the number of days remaining until the final Market Close of the Term divided by 2192 .

ATM Call Option

The ATM Call Option is a hypothetical call option that will pay the holder an amount equal to the percentage increase, if any, in the Russell 2000 Index from the last Market Close on or before the start of the Term to the final Market Close of the Term.

OTM Put Option

The OTM Put Option is a hypothetical put option that will pay the holder an amount equal to the percentage decrease, if any, in the Russell 2000 Index from the last Market Close on or before the start of the Term to the final Market Close of the Term, but only to the extent the percentage decrease exceeds the Buffer for the Term.

Option Values

The values of the ATM Call Option and OTM Put Option are calculated by us using a market standard model for valuing an option. Each value is stated as a percentage of the index value at the last Market Close on or before the first day of the Term.

Upside Participation Rate

The Upside Participation Rate is the portion of the increase in the index value for a Term taken into account to determine the Gain, if any for that Term. We will set the Upside Participation Rate for each initial or renewal Term of this Strategy before the first day of that Term. For a given Term, we may set a different Upside Participation Rate for amounts attributable to Purchase Payments received on different dates. The Upside Participation Rate for each Term of this Strategy shall never be less than 5%.

Buffer

The Buffer is the decrease in the value of the Russell 2000 Index for a Term that is disregarded when determining the Loss, if any, for that Term. The Buffer for each Term of this Strategy is 10%.

Trading Cost

Trading Cost is the estimated cost of selling the hypothetical option before the end of a Term. It is a percentage set by us from time to time to reflect the average difference between the Option Values and market bid prices.

Market Close

A Market Close for this Strategy is the official closing of the markets on which the securities that comprise the index are traded on each day that is a Market Day.

Merger of Crediting Strategies

At the end of a Term, this Strategy shall merge into and become a part of the Russell 2000 1-Year Indexed Strategy designated by the Company on a nondiscriminatory basis. If at the end of a Term there is no Russell 2000 1-Year Indexed Strategy available, then this Strategy shall merge into and become a part of the S&P 500 1-Year Indexed Strategy designated by the Company on a nondiscriminatory basis. Unless moved under the reallocation provision of the Contract, the value of this Strategy at the end of a Term shall be applied to a new Term of such 1-Year Indexed Strategy.

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Index Information

The Russell 2000® Index is designed to provide a measure of the small-cap segment of the US equity market. The value of the index excludes any dividends that may be paid by the firms that comprise the Index.

[MassMutual Ascend Life Insurance Company (“MassMutual Ascend”) products are not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies.

All rights in the FTSE Russell Index (”the Index”) vest in the relevant LSE Group company which owns the Index. Russell® is a trade mark of the relevant LSE Group company and is used by any other LSE Group under license.

The Index is calculated by or on behalf of Frank Russell Company or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the MassMutual Ascend product(s). The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the MassMutual Ascend product(s) or the suitability of the Index for the purpose to which it is being put by MassMutual Ascend Life Insurance Company.]

GAIN OR LOSS UNDER THIS CREDITING STRATEGY IS DETERMINED IN PART BASED ON THE RUSSELL 2000 INDEX. HOWEVER, THIS CONTRACT DOES NOT DIRECTLY PARTICIPATE IN ANY EQUITY INVESTMENTS.

This Endorsement is part of your Contract. It is not a separate contract. It changes your Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the [Contract Effective Date][XX/XX/XXXX].

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

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